0-29714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
6-18-02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

ICON plc

(Translation of registrant's name into English)

Leopardstown, South County Business Park, Dublin 18 Ireland

(Address of principal executive offices)

For the month of June 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Other Events.

The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.

(c) The following Exhibits are filed as part of this report:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON Public Limited Company

14 June 2002
Date

Sean Leech
Chief Financial Officer

Exhibit 99.1

ICON ANNOUNCES OVER $53 MILLION IN NET NEW BUSINESS AWARDS IN FOURTH QUARTER ENDED MAY 31, 2002 (NASDAQ:ICLR)

Dublin, Ireland, Wednesday, June 12, 2002 – ICON plc (NASDAQ: ICLR), - Speaking at the Goldman Sachs 23rd Annual Healthcare Conference in Dana Point, California today, Mr Peter Gray, the Chief Operating Officer of ICON announced that the company had been awarded over $53 million of net new business in its fourth quarter ended May 31, 2002. As a result, the company estimates that it has already booked 78% of forecast revenues for the financial year ended May 31, 2003.

"The strength of our new order intake provides strong evidence that pharmaceutical development spending remains robust and the trend towards outsourcing continues", said Mr Gray. "Driven by these factors, our revenue growth rate was approximately 33% for the year to May 31, 2002, and we expect our results for the year to be in line with market forecasts".

The company will announce its audited results for the year ended May 31, 2002, on July 30. A copy of Mr Gray's presentation at the Goldman Sachs Conference can be found on the company web site http://www.iconclinical.com under Shareholder Services / Recent Presentations. A calendar of company planned announcements and presentations can also be found on the website.

ICON provides contract clinical research services to the global pharmaceutical industry. The company currently has 24 operations in 15 countries and approximately 1,700 employees worldwide.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information represented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Sean Leech CFO + 353 –1-216-11-00
Both at ICON.

http://www.iconclinical.com